SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                       Securities and Exchange Act of 1934

                      For the year ended December 30, 1999


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                     AMENDED AND RESTATED CRANE CO. SAVINGS
                               AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CRANE CO.

                            100 First Stamford Place
                           Stamford, Connecticut 06902


AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS


                                                                   Page

INDEPENDENT AUDITORS' REPORT                                         1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
      Benefits as of December 30, 1999 and 1998                      2

Statements of Changes in Net Assets
      Available for Benefits for the years ended
      December 30, 1999 and December 30,1998                         3

Notes to Financial Statements                                        4

SUPPLEMENTAL  SCHEDULES AS OF DECEMBER 31, 1999 AND FOR THE YEAR ENDED
DECEMBER 31, 1998

Schedule H - Schedule of Assets Held for
                  Investment Purposes                               12

Schedule H - Schedule of Reportable Transactions                    13


Exhibit 1 - Trust Agreement with Prudential
      Trust Company                                                 14

Exhibit 23.1 - Consent of Independent Auditors                      24


INDEPENDENT AUDITORS' REPORT

Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 30, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1999, and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 30, 1999 and (2) reportable transactions for the year ended December 30, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.

Deloitte & Touche LLP
Stamford, Connecticut

June 20, 2000

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AT
DECEMBER 30, 1999 AND 1998
                                                              1999             1998
                                                              ----             ----
ASSETS

INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves -
  Prime Portfolio                                             $  -            $ 8,834,639
Vanguard Retirement Savings Trust                                -             14,720,682
Vanguard/Windsor II                                              -             38,685,366
Vanguard/Wellington Fund                                         -             13,032,583
Vanguard/Morgan Growth Fund                                      -              9,030,654
Vanguard Fixed Income Securities -
  Long-Term Corporate Portfolio                                  -              3,403,946
Vanguard Index Trust - 500 Portfolio                             -              6,349,975
Vanguard/PRIMECAP Fund                                           -              4,682,986
Crane Co. Stock Fund                                          36,230,249       68,330,914
Huttig Stock Fund                                              1,866,532          -
Prudential Jennison Growth Fund Z                             18,173,787          -
Prudential Stock Index Z                                       9,174,765          -
Norwest Stable Value Fund                                     21,060,713          -
Fidelity Advisors Growth Opportunities T                      24,803,025          -
Oppenheimer Enterprise A                                         204,215          -
Putnam International Growth A                                    129,501          -
Dreyfus Premier Balanced Fund A                                8,937,737          -
Loan Fund                                                      3,515,807        4,572,335
                                                             -----------      -----------
Total investments                                            124,096,331      171,644,080
                                                             -----------      -----------


RECEIVABLES:
Company contributions (Crane Co. Stock Fund)                      -               318,967
Employee contributions                                           881,182        1,045,525
Employee loan payments                                           277,525          163,498
                                                               ---------        ---------
Total receivables                                              1,158,707        1,527,990
                                                             -----------      -----------

Total assets                                                 125,255,038      173,172,070
                                                             -----------      -----------

LIABILITIES:

Forfeitures due Crane Co. (Crane Co. Stock Fund)                  31,311          -
                                                            ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                           $125,223,727     $173,172,070
                                                            ============     ============


See notes to financial statements.


AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 30,
1999, AND DECEMBER 30, 1998

                                                          1999               1998
                                                          ----               ----
CONTRIBUTIONS:
Employee                                                $12,878,096        $12,273,897
Crane Co. (Crane Co. Stock Fund)                          4,024,981          4,456,084
                                                         ----------         ----------

    Total contributions                                  16,903,077         16,729,981
                                                         ----------         ----------

EARNINGS ON INVESTMENTS:
Interest and dividends                                    5,741,981          8,661,854
Net (depreciation) appreciation in fair value of
investments                                             (14,495,922)         5,645,196
                                                         ----------         ----------
    Total earnings on investments                        (8,753,941)        14,307,050
                                                         ----------         ----------

Distribution to participants                            (22,853,086)       (13,620,101)
Assets of Huttig employees transferred to Huttig
plan (see Note D)                                       (39,313,211)             -
Rollovers and transfers from other plans                  6,070,511          8,445,204
Administrative expense and other                             (1,693)           (32,901)
                                                        -----------        -----------

Net (decrease)increase in net assets available
for benefits                                            (47,948,343)        25,829,233

Net assets available for benefits
 Beginning of year                                      173,172,070        147,342,837
                                                        -----------        -----------

Net assets available for benefits
 End of year                                           $125,223,727       $173,172,070
                                                       ============       ============


See notes to financial statements.


AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements for the Years Ended December 30, 1999 and December 30, 1998

1.  DESCRIPTION OF THE PLAN

 The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

A. General - The Plan is a defined contribution plan covering certain United States employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Plan Amendments - The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in Company stock (consisting of (a) Contributing companies matching contributions, which are invested in Company stock and (b) Participants' deferred savings contributions that participants have elected to invest in the Crane Co. Stock Fund) as an Employee Stock Ownership Plan, as defined in Section 4975 of the Internal Revenue Code. Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the "Committee"). The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of the Employee Retirement Income Security Act of 1974. On October 15, 1999, the Prudential Trust Company ("Prudential") was named Plan Administrator, replacing The Vanguard Group.

D. Changes in the Plan - A Huttig Stock Fund was created for the purpose of receiving the distribution on December 16, 1999, of the common shares of the Company's wholly-owned subsidiary, Huttig Building Products, Inc. (the "Huttig Distribution") which was distributed pro rata to holders of record of Crane Co. common stock at the close of business on December 8,1999.

     Upon the Huttig Distribution, participants became 100% vested and pursuant to the Plan as amended, a participant could continue to hold the Huttig Stock Fund, (which permits no additional contributions) or direct the Plan Trustee to transfer all or a portion of the Huttig Stock Fund to any of the eight investment options presently offered under the Plan.

     Effective October 29, 1999 the employees of Huttig Building Products, Inc. ("Huttig") and its participating subsidiaries became eligible to participate in a substantially similar plan sponsored by Huttig (the "Huttig Plan"). The assets and liabilities of the Plan attributable to participants in the Huttig Plan were transferred to the Trustee of that plan, effective as of October 29,1999.

E.Changes in  Investment  Policy  - In  connection  with  its  decision  to name
     Prudential, a new Trustee, the Company, effective October 25, 1999, determined that it was necessary to freeze activity in the Plan until on or about December 24,1999. During that interim period no participant was permitted to receive any payout from the Plan or alter any investment option. All contributions to the Plan however were continued and were invested in accordance with a participant's investment instructions received prior to October 25, 1999.

     In November, 1999 account balances in the Vanguard/Primecap Fund and Vanguard/Morgan Growth Fund were transferred to the Prudential Jennison Growth Z and account balances in the Vanguard/Windsor II Fund were transferred to Fidelity Advisors Growth Opportunities T Fund. Account balances in the Vanguard Index Trust- 500 Portfolio were transferred to the Prudential Stock Index Z fund. Account balances in the Vanguard/Wellington Fund were transferred to the Dreyfus Premier Balanced Fund A and account balances in the Vanguard Retirement Savings Trust, Vanguard Fixed Income Securities- Long-Term Corporate Portfolio and the Vanguard Money Market Reserves- Prime Portfolio were transferred to the Norwest/Stable Value Fund. Copies of the prospectus for each of these investment funds are available to participants from Prudential. Two additional new funds were made available to employees the Oppenheimer Enterprise A Fund and the Putnam International Growth A Fund. All existing account balances in the Company Stock fund were also transferred to Prudential's custodian in November 1999.

F. Participation - Subject to certain conditions, U.S. employees of Crane Co. and five of its subsidiaries: Dyrotech Industries; Kemlite Company Inc.; Cochrane Inc.; Crane Capital Corp. Inc.; and Mark Controls Corporation (collectively, the "Employer") are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

G. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. The contribution limit for highly compensated employees, those whose 1999 earnings equal or exceed $80,000, is seven percent. Contributions are invested in short-term, stock, equity, bond, company stock or fixed income funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant's deferred savings, which is invested in Company common stock. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $10,000 in 1999 and in 1998. Discrimination tests are performed yearly. Any discrepancies in passing the threshold would result in refunds to the participants.

H. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund and the Huttig Stock Fund) are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

I. Vesting - Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:

              Years of Service             Vested Interest
              ----------------             ---------------
        Less than 1 year                        None
        1 year but fewer than 2                  20%
        2 years but fewer than 3                 40%
        3 years but fewer than 4                 60%
        4 years but fewer than 5                 80%
        5 years or more                         100%


     Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

J. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

K. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either
     (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

L. Tax Status - The Plan received a determination letter dated March 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

M. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

N. Participant Loan Fund - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus two percent. Principal and interest are paid ratably through regular payroll deductions.

O. Investment Funds - The Plan provides the following funds in which participants can elect to invest their Plan assets:

     Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Treasury and Government Agency securities and repurchase agreements on such securities and up to 50 percent of approved foreign banks net assets in Eurodollar certificates of deposit issued by approved U.S. banks and Yankee obligations. The intent is to maintain a constant net asset value of $1.00 per share. In October 1999 this fund was transferred to the Norwest/Stable Value Fund.

     Norwest/Stable Value Fund - A diversified portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies such as: guaranteed investment contracts, bank investment contracts, corporate bonds, U.S. Treasury/Agency Securities, mortgage related securities and asset backed securities.

     Vanguard Retirement Savings Trust - Tax-exempt collective trust invested primarily in guaranteed investment contracts issued annually by insurance companies and commercial banks, and similar types of fixed principal investments. The intent is to maintain a constant net asset value of $1.00 per share. Plan assets in the Retirement Savings Trust are recorded at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6% during both 1999 and 1998. The crediting interest rate was approximately 6% at October 29, 1999 and December 30,1998. Generally, the fair value of Plan assets invested approximates contract value. Fair value of Plan assets invested was $14,305,844 and $14,720,682 at October 29, 1999 and December 30, 1998, respectively. According to the Trustee, the fair value of the Trust's assets approximated contract value at October 29, 1999 and December 30, 1998. In October 1999 this fund was transferred to the Norwest/Stable Value Fund.

     Vanguard/Windsor II - A diversified portfolio of equity securities seeking to provide long-term growth of capital and income. Its secondary objective is to provide a reasonable level of current income. In October 1999 this fund was transferred to the Fidelity Advisors Growth Opportunities T Fund.

     Fidelity Advisors Growth Opportunities T Fund - A diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed-income securities. The fund may invest without limit in foreign securities.

     Crane Co. Stock Fund - Investments in common stock of Crane Co.

     Huttig Stock Fund - This fund was established for the purpose of receiving the distribution of Huttig common shares to all holders of record of Crane Co. common stock. This distribution occurred in December 1999. Participants were 100 percent vested in the Huttig shares on the date they were allocated to their accounts.

     Participants may not direct future contributions into the Huttig Stock Fund or transfer investments into this fund from any other investment program. Participants may transfer all or part of their Huttig Stock Fund balance to any other investment option presently being offered.

     Vanguard/Wellington Fund - A diversified portfolio of equity and fixed income securities aimed at conserving capital, providing reasonable levels of current income and profits without undue risks. Generally, 60-70 percent of net assets are allocated to equities and 30-40 percent to fixed income securities. In October 1999 this fund was transferred to the Dreyfus Premier Balanced A Fund.

     Dreyfus Premier Balanced A Fund - Seeks to out perform a hybrid index that includes the S&P 500 index and the Lehman Brothers Intermediate Bond index. The fund normally invests 60% of assets in common stocks and 40% in investment-grade bonds. Although the equity and debt portions are similar to their respective indices, the fund may purchase securities not included on the indices.

     Vanguard/Morgan Growth Portfolio - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental. In October 1999 this fund was transferred to the Prudential Jennison Growth Z Fund.

     Prudential Jennison Growth Z Fund - A diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The sub-advisor seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

     Vanguard Fixed Income Securities - Long-Term Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds seeking to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds. In October 1999 this fund was transferred to the Norwest Bank/Stable Value Fund.

     Vanguard Index Trust - 500 Portfolio - A broadly diversified portfolio of equity securities seeking to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. Given this objective the portfolio is expected to provide long-term growth of capital and income as well as a reasonable level of current income. In October 1999 this fund was transferred to the Prudential Stock Index Z Fund.

     Prudential Stock Index Z Fund - Seeks to replicate the performance of the S&P 500 index. The fund normally invests up to 80% of assets in securities listed on the S&P 500 index. It intends to purchase all 500 securities in the same proportions as they are represented on the index. The fund seeks to achieve a .95 correlation with the index. It may invest the balance of assets in other equity-related securities, U.S. government debt, put and call options on securities and stock indices, and futures contracts on stock indices and options.

     Vanguard/PRIMECAP Fund - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental. In October 1999 this fund was transferred to the Prudential Jennison Growth Z Fund.

     Oppenheimer Enterprise A - A diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies with market capitalizations at or below $500 million. It may invest the remaining assets in companies with larger market capitalizations. The fund may invest without limitations in foreign securities. It may invest in investment-grade debt securities.

     Putnam International Growth - A diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets.

     The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

2.   SUMMARY OF ACCOUNTING POLICIES

     The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

     A) Investment Valuation - Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective companies' common stock. Participant loans are valued at cost, which approximates fair value.

     Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 30, 1999 and 1998:

                                         1999                              1998
                            --------------------------------  --------------------------------
                             Shares/Units    Market Value        Principal     Market Value
                                                               Amount ($) or
                                                               Shares/Units
                            --------------------------------  --------------------------------
Vanguard Money Market
Reserves - Prime Portfolio           -                -            8,834,639      $8,834,639
Norwest/Stable Value Fund          758,374      $21,060,713            -               -
Vanguard/Windsor II                  -                -            1,290,372     $38,685,366
Fidelity Advisors Growth
Opportunities T                    534,203      $24,803,025            -               -
Vanguard Retirement
Savings Trust                        -                -          $14,720,682     $14,720,682
Vanguard/Wellington Fund             -                -              443,738     $13,032,583
Dreyfus Premier Balanced
Fund A                             576,628       $8,937,737            -               -
Prudential Jennison Growth
Fund Z                             738,172      $18,173,787            -               -
Prudential Stock Index
Fund Z                             282,648       $9,174,765            -               -
Vanguard Morgan Growth Fund          -                -              463,586      $9,030,654
Crane Co. Stock Fund             1,857,961      $36,230,249        1,548,050     $68,330,914


B. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair value of assets at the beginning of the plan year.

C.   Distributions   to   Participants-   Benefit  payments  are  recorded  upon
     distribution.

D. General - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.   PARTIES-IN-INTEREST

     The Plan has investments and transactions with parties-in-interest, those parties being The Vanguard Group, Prudential Trust Company, Crane Co., Huttig Building Products, Inc. and participants with loan balances.
                                       10

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                        ADMINISTRATIVE COMMITTEE OF THE
                         AMENDED AND RESTATED CRANE CO.
                          SAVINGS AND INVESTMENT PLAN



                        /s/ G. A. Dickoff
                            G. A. Dickoff

                        /s/ A. I. duPont
                            A. I. duPont

                        /s/ J. R. Packard
                            J. R. Packard

                        /s/ Z. A. Weinberger
                            Z. A. Weinberger



Stamford, CT
June 28, 2000

           AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
          SCHEDULE H - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 30, 1999




     Identity of Issue             Shares            Cost       Current Value

Prudential Jennison Growth
Fund Z*                             738,172    $ 15,336,432     $18,173,787
Prudential Stock Index Z*           282,648       8,477,704       9,174,765
Norwest/Stable Value Fund           758,374      20,875,704      21,060,713
Crane Co. Stock Fund*             1,857,961      35,632,178      36,230,249
Huttig Stock Fund*                  409,148           -           1,866,532
Fidelity Advisors Growth
Opportunities T                     534,203      24,107,631      24,803,025
Oppenheimer Enterprise A              5,091         191,412         204,215
Putnam International
Growth A                              4,366         117,921         129,501
Dreyfus Premier Balanced
Fund A                              576,628       8,730,403       8,937,737
Loans to Participants*-
Loans have interest rates
ranging from 7.00% to
10.50% and maturing in 2000
though 2009                           -           3,515,807       3,515,807
                                               ------------    ------------
                                               $116,985,192    $124,096,331
                                               ============    ============



*Represents a party-in-interest to the plan.

                  AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
                       SCHEDULE H - SCHEDULE OF REPORTABLE TRANSACTIONS
                      PERIOD FROM DECEMBER 31, 1998 TO DECEMBER 30, 1999



                        Cost of Assets             Proceeds         Cost of       Net Gain
Identity of Issue         Purchased               From Sales      Assets Sold     or (Loss)
-----------------       --------------            ----------      -----------     ---------

 Series of Transactions
 ----------------------
Crane Co. Stock Fund*      $12,961,279            $60,759,427       $50,042,672   $10,716,755
Vanguard Money
Market Reserves
-Prime Portfolio*            8,043,298             16,877,841        16,877,841         -
Vanguard/Windsor II*         6,010,576             43,495,331        34,553,924     8,941,407
Vanguard
Retirement Savings
Trust*                       4,388,187             19,105,344        19,105,344         -
Vanguard/Wellington
Fund*                        3,047,400             16,233,271        14,569,515     1,663,756
Vanguard Prime Cap
Fund*                        5,577,762             11,755,066         9,469,982     2,285,084
Vanguard Morgan
Growth*                      2,835,662             13,184,845        10,104,439     3,080,406
Vanguard 500 Index*          6,886,754             14,018,625        12,090,331     1,928,294
Prudential Jennison
Growth Fund Z*              14,984,836                  -                 -             -
Prudential Stock
Index Z*                     8,260,255                  -                 -             -
Norwest Stable Value
Fund                        20,752,766                  -                 -             -
Fidelity Advisors
Growth Opportunities T      23,759,815                  -                 -             -
Dreyfus Premier
Balanced Fund A              8,613,799                  -                 -             -


    *Represents a party-in-interest to the plan.



                                    EXHIBIT 1

     TRUST AGREEMENT, hereinafter referred to as the "Agreement," made as of November 1, 1999, by and between CRANE CO., a Connecticut corporation (hereinafter referred to as the "Company"), and PRUDENTIAL TRUST COMPANY, a Pennsylvania corporation (hereinafter referred to as the "Trustee").

                                   WITNESSETH

     WHEREAS, the Company has determined to adopt or has adopted the Crane Co. Savings & Investment Plan (hereinafter referred to as the "Plan"), for the benefit of the participants and their beneficiaries as therein defined, under which the participants direct the investment of their account balances pursuant to ERISA Section 404(c); and

     WHEREAS, said Plan provides that contributions thereto may be held, IN TRUST, by a trustee subject to the provisions of an agreement to be entered into between the Company and the Trustee; and

     WHEREAS, the Company desires the Trustee to act, and the Trustee is willing to act, as Trustee of the Plan (hereinafter referred to as the "Trust") upon all of the conditions hereinafter set forth.

     NOW, THEREFORE, the Company and the Trustee agree as follows:

Section 1. The Fund. The Company hereby establishes with the Trustee a Trust, which shall consist of and be limited to such cash and other property acceptable to the Trustee as shall from time to time be received by the Trustee, together with the earnings and profits thereon provided, however, that the Trustee shall not accept: interests in real estate; limited partnership interests; or securities of the Company (or any of its affiliates) unless such securities are "qualifying employer securities" (as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All such property received by the Trustee, the investments made therewith and proceeds thereof, and all earnings and profits thereof, less any payments or distributions which shall have been made by the Trustee pursuant to the terms of this Agreement, are referred to herein as the "Fund." The Fund shall be held and administered by the Trustee, IN TRUST, in accordance with the provisions of this Agreement. The Fund is intended to be a tax-exempt organization within the meaning of the Code section 501(a). The Plan and Fund together are intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Any doubt in the construction or interpretation of this Agreement shall be resolved in favor of a construction or interpretation preserving such tax-exempt status and qualification. If the Plan or the Fund cease to qualify under the aforementioned Code sections by reason of some act or omission by the Company, the Company agrees to indemnify and hold harmless the Trustee against and from all liabilities, claims, demands, damages, costs, and expenses, including reasonable attorneys' fees, the Trustee may incur as a result of such disqualification.

Section 2. Anti-Diversion Provisions. Except as may otherwise be permitted by law, at no time prior to the satisfaction of all liabilities under the Plan with respect to participants and their beneficiaries shall any part of the corpus or income of the Fund be used for or diverted to purposes other than for the exclusive benefit of such participants and their beneficiaries and for defraying the reasonable expenses of administering the Plan. Except as provided in the Plan, no part of the fund may revert to the Company. To the extent the Plan permits a reversion or the return of Company contributions, the Company may direct the Trustee to make an appropriate payment from the Fund, and the Trustee shall make such payment as soon as practicable after receipt of such direction. The Company's direction regarding a return of contributions shall specify (i) the reason the Company's contribution is being returned, which shall be consistent with the applicable requirements of the Code and ERISA, (ii) the amount of the contribution to be returned (less any Fund losses attributable thereto), and (iii) the date by which the payment of the Company must be made. The Trustee shall be entitled to rely on the Company's direction given pursuant to this section 2, and shall have no duty to inquire into the validity thereof. The Company agrees to indemnify and hold harmless the Trustee against and from all liabilities, claims, demands, damages, costs and expenses, including reasonable attorneys' fees, arising from the Trustee's compliance with any such direction.

Section 3. Duties of the Trustee. The Trustee shall have no authority, control or responsibility with respect to the Plan or Fund other than as specifically set forth in this Agreement or the Plan. The Trustee, through its agents or directly, shall have the following duties:

     (a) to hold, invest and reinvest the assets of the Fund solely in accordance with the investment directions transmitted in accordance with
     Section 5, provided, however, the Trustee may, in its discretion, delegate its custodial responsibility to a corporate trustee or insurance company.

     (b) to pay moneys to or at the direction of the Company, including, when the Company shall so direct, payments to the participants and their beneficiaries, or to an insurance company to provide, by the purchase of an annuity contract or otherwise, for the payment of benefits under the Plan; provided, however, that the Trustee shall not be responsible in any way for the application of such payments; and

     (c) subject to Section 5, to transfer assets of the Fund at the direction of the Company to any other trustee or to an insurance company selected to fund a Plan or, at the direction of the Company, to segregate such assets to be subject to the exclusive management and control of an investment manager (as such term is defined in Section 3(38) of ERISA) appointed by the Company. Any such investment manager shall direct the Trustee in place of the Company as provided hereunder with respect to the segregated assets.

     The Trustee shall be entitled to rely conclusively on any directions transmitted in accordance with this Section 3 or pursuant to Section 5 and shall be under no duty to inquire as to the propriety or correctness of any such direction. In the performance of the foregoing duties, the Trustee shall be entitled to all of the powers, privileges, limitations and immunities conferred on it under the following provisions of this Agreement and by law, and no duties or obligations shall be imposed upon the Trustee with respect to the Fund unless they have been specifically undertaken by the Trustee by the express terms of this Agreement. When determining the nature and extent of its responsibilities, the Trustee is not required to obtain or review the Plan. In the event of any conflict between the Plan and this Agreement relating to (i) the Trustee's rights, powers, responsibilities, or liabilities, or (ii) the allocation of responsibilities among the Plan Fiduciaries, the provisions of this Agreement shall control. The Trustee shall not be liable for the validity or legality of any changes made to the Plan by the Company.

Section 4. Limitation of Duties Regarding Plan Administration. In further illustration of the general limitation of the Trustee's duties contained in
     Section 3, but not in limitation thereof, the Trustee shall not be responsible for:

     (a) the determination, computation or application of any Plan benefit,

     (b) the form, terms or issuer of any contract issued by an insurance company which it acquires for the Fund pursuant to paragraph (b) or paragraph (c) of Section 3,

     (c) the performance of any functions as contract-holder under any contract issued by an insurance company which it may be directed to purchase and hold (other than the execution of any documents incidental thereto on the instructions of the Company),

     (d) the terms of any other trust agreement which it is directed to enter into, on the order of the Company, or the selection of any additional, substitute or successor trustee thereunder,

     (e) the payment, or the enforcement of the payment, of any contribution to the Plan, or

     (f) the formulation or adequacy of the funding policy adopted by the Company to meet and discharge pension or other liabilities under the Plan, or

     (g) any other matter affecting the administration of the Plan by the Company or any other person or persons to whom responsibility for Plan administration is allocated or delegated pursuant to the terms of the Plan.

Section 5. Investment of the Fund by the Trustee. The Trustee shall have no authority with respect to the investment and reinvestment of the Fund except upon receipt of investment directions from the Company, or otherwise pursuant to the provisions of this Section or Sections 8 and 9.

     The Company shall be responsible for transmitting to the Trustee written instructions for the investment and reinvestment of the principal and income of the Fund in such shares and proportions as the Company, in its discretion and pursuant to the investment directions of the Plan participants, shall deem advisable. The Company shall also be responsible for determining the diversification policy with respect to the investment of Plan assets, for monitoring adherence to such policy, and for advising the Trustee with respect to its compliance with any investment limitations on employer or other securities or property contained in the Plan or imposed on the Plan by applicable statute.

     To the extent the purchase, sale, exchange, conveyance, transfer or disposition of any Fund asset results in proceeds which cannot be reinvested as directed prior to the close of business on the day of the transaction, the Company hereby directs Trustee to invest such "overnight" funds pursuant to its regularly established practices for the investment of overnight funds. In addition, if the Trustee holds Fund assets for which it has not received investment directions from the Company, the Company hereby directs Trustee to invest such assets in a money market fund managed by Prudential or an affiliate.

     The Trustee shall not comply with a Company direction to invest Fund assets in securities of the Company (or any of its affiliates) unless such direction includes instructions relating to the amount of cash the Trustee must maintain to satisfy any liquidity needs occasioned by the provisions of the plan respecting employer securities. Notwithstanding the preceding sentence, the Trustee shall not invest in securities of the Company (or any of its affiliates) unless such securities are "qualifying employer securities" (as defined in ERISA), nor shall the Trustee invest in any: interest in real estate; or limited partnership interest. The Trustee will not invest in or hold life insurance unless further administrative and cost arrangements, satisfactory to it, are negotiated with the Company.

Section 6. Collective Trusts. The Trustee may, at the direction of the Company, transfer from time to time, any part or all of the assets of the Fund to one or more common, collective or commingled funds (hereinafter referred to as the "Collective Trust") maintained by any corporate trustee including Prudential Trust Company for the collective investment of eligible employee benefit trusts. To the extent of the equitable share of the Fund in the Collective Trust, the Collective Trust shall be part of the Plan pursuant to which this Trust is administered.

Section 7. Powers of the Trustee. In exercise of any powers conferred herein or applicable by law, the Trustee is authorized and empowered as directed by the Company:

     (a) to purchase, sell, exchange, convey, transfer or dispose of any securities or other property at any time held by it, in a public or private transaction and for cash or upon credit, or partly for cash and partly upon credit, and no person dealing with the Trustee shall be bound to see to the application of the purchase money or to inquire into the Trustee's authority to engage in any such transaction;

     (b) to purchase, sell, write or issue puts, calls or other options, to enter into futures contracts, forward placement contracts and standby contracts, and in connection therewith, to hold, pledge or deposit property required as collateral with any authorized agent or depository (including Prudential Trust Company);

     (c) to hold uninvested cash waiting investment and to maintain such additional cash balances as to meet anticipated distributions from or administrative costs of the Plan or the Fund, without incurring any liability for the payment of interest on such cash;

     (d) to vote in person or by proxy any securities held by it; to exercise conversion rights or rights to subscribe for additional securities, and to make any and all necessary payments therefor; to join in or to oppose the reorganization, recapitalization, consolidation, liquidation, sale or merger of corporations or properties in which it may be interested as Trustee;

     (e) To enter into repurchase agreements;

     (f) To purchase units or certificates issued by an investment company or pooled trust or comparable entity;

     (g) to hold one or more annuity contracts or other contracts in such form or forms, whether or not they are group contracts of such life insurance company or companies, as the Company shall specify, (hereinafter referred to as the "Contract" or the "Contracts"); and to take directions, evidenced by written instrument satisfactory to the Trustee, from the Company relating to any one or more of the functions normally required of the contract holder under the Contract or Contracts;

     (h) to cause any securities from time to time held by it (including Company securities) to be registered in or transferred into its name as Trustee or the name of its nominee or nominees, or to retain them unregistered or in a form permitting transferability by delivery, and to deposit or arrange for the deposit of the certificates representing such securities with a Federal Reserve Bank or with a central certificate depository located within or without the Commonwealth of Pennsylvania in a manner permitting transfer of ownership or other interests in such securities by bookkeeping entry on the books and records of such Bank or depository, but the books and the records of the Trustee shall at all times show that all such investments are part of the Fund; and to delegate to another party the right to execute buy and sell orders and trades of any Company securities which comprise a part of the Fund, provided that such orders and trades are directed by the Plan and executed in accordance with a written instrument which sets forth the rules governing such orders and trades;

     (i) to make, execute, acknowledge and deliver any and all documents of transfer and conveyance and any and all other instruments that may be necessary or appropriate to carry out the powers herein granted;

     (j) to employ suitable agents, depositories and counsel, domestic or foreign, to delegate to them powers vested in the Trustee hereunder which the Trustee deems necessary to carry out their duties, and to charge their reasonable expenses and compensation against the Fund;

     (k) to compromise, compound and settle any claim, debt or obligation due to or from it, as Trustee hereunder, and to reduce the rate of interest on, extend or otherwise modify, or to foreclose upon, default or otherwise enforce or abandon, any such obligation;

     (l) as directed pursuant to section 3 to make any distribution or transfer of Fund assets in cash or in kind;

     (m) to acquire and hold assets that are not publicly traded on a national exchange or over-the-counter with sufficient volume to permit valuation by reference to commonly published sources provided the Company obtains and transmits to the Trustee an independent appraisal of the assets, in form and substance acceptable to the Trustee in its sole discretion, from a nationally recognized firm experienced in providing such appraisal report, and such report is periodically updated in a timely fashion to permit the Trustee to carry out its valuation and accounting responsibilities hereunder;

     (n) to invest and reinvest the assets of the Fund in common with the assets of qualified employee benefits plans of the Company or its affiliates held, in trust, as separate trusts by the Trustee, provided, however, that the Trustee's records shall at all times show the equitable share of the Fund in such Company common Fund.

     Any  Contract  held by the  Trustee  pursuant to  subparagraph  (g) of this section 7 may provide for the allocation of amounts received by the insurance company thereunder solely to said insurance company's general account or solely to one or more of its separate accounts (including separate accounts maintained for the collective investment of assets of qualified retirement plans) or to the insurance company's general account and one or more of such separate accounts, provided that if any Contract shall provide for the allocation of amounts to one or more of such separate accounts, the Company may appoint the insurance company an investment manager to the extent that amounts held by the insurance company under the Contract shall be deemed Plan assets under ERISA and the rules and regulations thereunder. The insurance company, under any Contract, shall have exclusive responsibility for the investment and management of any amounts held under such Contract subject to the right of the Company to specify how amounts under the Contract are to be allocated among the accounts provided for in the Contract, provided that the insurance company may be given responsibility for determining the allocation of amounts among the various such separate accounts provided for in the Contract. The insurance company shall have all of the powers with the respect to the assets of the Plan held under a Contract as the Trustee has pursuant to Paragraphs (a) through (f) and (h) through (l) of this Section with respect to assets of the Fund held hereunder. Notwithstanding the foregoing, none of the assets held by an insurer under any Contract, whether or not they shall be deemed assets of the Plan under ERISA, shall be part of the Fund. The Trustee shall exercise the powers which it has as contract-holder under any Contract only when and in the manner directed by the Company.

Section 8. Loans. If the plan permits loans to the plan participants, the Trustee delegates to its affiliate, Prudential Investments Retirement Services, responsibility for holding and safeguarding the documents evidencing such participant loans. The Trustee will deem any direction to disburse Fund assets for a participant loan as a direction to transfer an equivalent amount of assets to a suspense account maintained by its affiliate, Prudential Investments Retirement Services, for disbursement as a loan thereunder.

Section 9. Disbursements. Pursuant to directions from the Company, the Trustee will keep a portion of the Fund in cash or cash balances as required for the proper administration of Plan disbursements, which amounts may be held in a separate suspense account maintained by its affiliate, Prudential Investments Retirement Services. The expense of operating and maintaining such suspense account will be charged against earnings, if any, of such suspense account but will not otherwise be charged back to the Fund to the extent expenses exceed earnings. The Company and Trustee hereby acknowledge that such earnings are never expected to exceed the expenses allocable to the suspense account.

Section 10. Compensation and Expenses. The expenses incurred by the Trustee in connection with the administration or investment of the Fund, including fees for legal services rendered to the Trustee in connection with any matter arising out of or in connection with the performance of the Trustee's duties hereunder, the expense of a judicial accounting, such compensation to the Trustee as may be agreed upon from time to time between the Trustee and an officer of the Company, and all other proper charges and disbursements shall be paid by the Company, unless the Company and Trustee arrange for such compensation and expenses to be a charge against participants accounts. Anything in the preceding sentence to the contrary notwithstanding, the Company shall reimburse the Trustee for any such expenses if, for any reason, such expenses are not paid out of the Fund.

Section 11. Expenses of the Plan. The Company may direct the Trustee to pay out of the Fund other proper administrative expenses of the Plan, including auditors, actuaries, and consultants hired or retained by the Company.

Section 12. Taxes. All Taxes of any and all kinds whatsoever that may be levied or assessed under existing or future laws upon or in respect to the Fund or the income thereof shall be paid from the Fund.

Section 13. Reliance on Experts. The Trustee may consult with experts, including appraisers, legal counsel and professional accountants, selected with due care, with respect to the meaning and construction of this Agreement or any provision hereof, or concerning its powers and duties hereunder, and shall be protected for any action taken or omitted by it in good faith pursuant to the opinion of any such expert.

Section 14. Records. The Trustee, or its agent, shall keep separate, accurate and detailed accounting records of all investments, receipts, disbursements, distributions and other transactions of the Fund, which records shall be open to inspection and audit at the office of the Trustee by the Company and any other person designated by either at all reasonable times during normal business hours.

Section 15. Annual Reports. The Trustee or its agent, shall prepare an annual report which shall include: a list of all investments comprising the Fund at the end of the accounting period covered by the report (which shall be from the date of the last report through the end of the fiscal year of the Fund or the date of the removal or resignation of the Trustee, if earlier) showing the valuation placed on each investment by the Trustee as of the end of such period; a summary statement of investment changes since the last preceding report; all payments and distributions from the fund; and appropriate comments as to any investment in default as to principal or interest. Anything herein to the contrary notwithstanding, any valuations of any interest in a Collective Trust or in any policy or Contract issued by Prudential shall be made in accordance with the terms of and on the basis of the latest report of the Trustee of the Collective Trust or the insurance company, as the case may be.

Section 16. Furnishing Annual Reports to Interested Persons. Copies of the annual reports shall be sent to Company within 90 days following the close of the fiscal year of the Fund.

Section 17. Report Expenses. The compensation and expenses of accountants and auditors, other than auditors who are regular employees of Prudential Trust Company or its affiliates, shall be payable out of the Fund, in such reasonable amounts as the Trustee, in its discretion, deems appropriate.

Section 18. Account Stated. Unless the Company files with the Trustee a written statement of specific objections to the annual report showing gross negligence, willful misconduct or lack of good faith, the annual report shall become an account stated within 90 days from the date of the mailing of such report and the Trustee shall be forever released and discharged of and from any and all liability and accountability to any person interested in the Fund on account of transactions shown in such report.

Section 19. Judicial Accountings. In all events and at the expense of the Fund, the Trustee shall be entitled to a judicial settlement of its accounts by any court of competent jurisdiction.

Section 20. Necessary Parties. In order to save the Fund from unnecessary expense, the only persons who shall be necessary parties in any action or proceeding under Section 19 or in any action or proceeding to enforce the Agreement shall be the Trustee and the Company.

Section 21. Special Audits. Any special audits or reports required to be undertaken by the Trustee on account of the Fund, in addition to the annual report furnished pursuant to the foregoing provisions of this Agreement and other reports or statements regularly furnished by the Trustee to employee benefit trusts administered by it, shall be charged to and paid by the Fund.

Section 22. Resignation and Removal of Trustee. The Trustee may be removed by the Company at any time upon 60 days' notice in writing to the Trustee. The Trustee may resign at any time upon 60 days' notice in writing to the Company. Upon the removal or resignation of the Trustee, the Company shall appoint a successor trustee who shall have the same powers and duties as those conferred upon the Trustee hereunder and, upon acceptance of such appointment by the successor trustee, the Trustee shall assign, transfer and pay over the Funds, as then constituted, to such successor trustee. The Trustee is authorized, however, to reserve such sum of money, as to it may seem advisable, for payment of its fees and expenses in connection with the settlement of its account or otherwise, and any balance of such reserve remaining after the payment of such fees and expenses shall be paid over as hereinabove provided. The Trustee may, in its discretion, invest and reinvest such reserves in any investment or investment vehicle (including the Collective Trust) appropriate for the temporary investment of cash reserves of trusts. If for any reason the Company cannot or does not act in the event of the resignation or removal of the Trustee, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor trustee or for instructions. Any expenses incurred by the Trustee in connection therewith shall be paid from the Fund as an expense of administration.

Section 23. Evidence of Company's Actions. Any action or direction by the Company pursuant to any of the provisions of this Agreement shall be in writing or via electronic or magnetic media submitted to the Trustee, or its agent; in form satisfactory to the Trustee or its agent. When such actions or directions are issued in a form that is not customarily used by the Trustee and its affiliates, such actions and directions shall be properly certified by an officer of the Company and the Trustee shall be fully protected and indemnified in acting in accordance therewith.

Section 24. Adoption of Agreement by Affiliates. With the consent of the Trustee, the Company may adopt the Trust as a trust under any other plan which it maintains for the benefit of its employees, or the employees of any subsidiary or affiliated corporation, provided such plan is a "qualified plan" within the meaning of Section 401 of the Code. The Company is solely responsible for ensuring the qualified status of the Plan and any such additional plans and that the tax-exempt status of the Fund is not thereby adversely affected. In addition, any such subsidiary or affiliated corporation, with the consent of the Company and the Trustee, may adopt the Trust as a trust under a qualified plan maintained by it by delivering to the Trustee a certified copy of a resolution of its Board of Directors to the effect that such corporation agrees to be bound by all the terms and conditions of this Agreement, as then in effect or thereafter amended, and constitutes the Company as its agent to exercise on its behalf all of the powers and authorities conferred on the Company under this Agreement, including, but not limited to, the power to terminate and amend this Agreement as hereinafter provided. The Company is solely responsible for supervising the process by which such affiliated employer participates in the Plan for ensuring the qualified status of the Plan and the tax-exempt status of the Fund is not thereby adversely affected. Nothing in this
     Section 24 is intended to cause a merger of the assets or liabilities of any plans. In the event that this Trust is adopted as a funding medium by any other plan maintained by the Company or a subsidiary or affiliated corporation, the Company shall maintain, or provide the Trustee with all information necessary to maintain, separate equitable shares evidencing the proportionate interest of each separate plan in the Fund.

Section 25. Withdrawal of Affiliates or Plans. Any corporation (other than the Company) shall cease to be a party to this Agreement by delivering to the Trustee a certified copy of a resolution of its Board of Directors terminating its participation hereunder. In such event, or in the event of the termination or disqualification of a participating plan (including the Plan), or in the event of any transaction (such as a merger, sale, transfer of assets or the like) affecting any employees covered by any participating plan which has adopted the Trust, the Trustee shall segregate that portion of the Fund certified by the actuary designated by the Company as equal to the equitable shares of the Fund attributable to the employees affected by such termination or other transaction. Until directed otherwise by the Company, the Trustee shall continue to hold any portion of the Fund so segregated, IN TRUST, as a separate trust in accordance with the provisions of the Agreement, except that the corporation (or its successors or assigns) whose employees are affected by such termination or transaction shall be deemed to be the "Company" for all purposes of this Agreement.

Section 26. Amendment or Termination of Agreement.  Subject to the provisions of
     Section 2, the Company reserves the right, at any time and from time to time, to terminate or amend, in whole or in part, any or all of the provisions of this Agreement by notice in writing delivered to the Trustee; provided, however, that no such amendment which affects the rights, duties or responsibilities of the Trustee shall become effective without its consent. In the event of the termination of the Plan or of the Trust, the Trustee shall continue to administer the Fund as herein provided until all of the purposes for which it has been established have been accomplished or dispose of the Fund after the payment or other provision for all expenses incurred in the administration and termination of the Trust (including any compensation to which the Trustee may be entitled), in accordance with the written order of the Company or any successor thereto. Until the final distribution of the Fund, the Trustee and the Company, or any successors thereto, shall continue to have and exercise all of the powers and discretion conferred upon them by this Agreement.

Section 27. Applicable Law. To the extent that the State law shall not have been preempted by the provisions of ERISA, or any other laws of the United States heretofore or hereafter enacted, this Agreement shall be administered, construed and enforced according to the laws of the Commonwealth of Pennsylvania.

Section 28. Provision of Plan Documents. The Company shall provide the Trustee or its agent with copies of all documents then constituting any plan utilizing the Trust as a funding medium, and the latest determination letter issued by the Internal Revenue Service that such plan is a qualified plan within the meaning of the Section 401 of the Internal Revenue Code of 1986. The Trustee shall be entitled to rely upon the Company's attention to this obligation and shall be under no duty to inquire of the Company as to the existence of any documents not provided by the Company hereunder.

Section 29. Indemnification. In consideration of the Trustee's agreeing to enter into this Agreement, the Company hereby agrees to hold harmless Prudential Trust Company, individually and as Trustee under said Agreement, and its directors, officers, and employees, from and against all amounts, including without limitation taxes, expenses (including reasonable counsel fees), liabilities, claims, damages, actions, suits or other charges, incurred by or assessed against Prudential Trust Company, individually or as Trustee, or its directors, officers, or employees, (i) as a direct or indirect result of anything done in good faith, or alleged to have been done, by or on behalf of Prudential Trust Company in reliance upon the directions of the Company, or any Investment Manager appointed by the Company, or any person or committee authorized to act on behalf of the Company, or anything omitted to be done in good faith, or alleged to have been omitted, in the absence of such directions, (ii) as a direct or indirect result of the failure of the Company or any person or committee to adequately, carefully or diligently discharge its responsibilities under the Plan, this Agreement, or applicable Department of Labor or Treasury regulations or rulings, or (iii) if the Trustee is named as a defendant in any lawsuit or other proceeding involving the Plan or the Fund for any reason including, without limitation, an alleged breach by the Trustee of its responsibilities under the Agreement, unless the final judgment entered in the lawsuit or proceeding holds the Trustee guilty of gross negligence, willful misconduct, or an intentional breach of fiduciary responsibility under ERISA. If the final judgment holds the trustee guilty of gross negligence, willful misconduct, or an intentional breach of fiduciary responsibility under ERISA, the Company hereby agrees to indemnify the Trustee only against liability in excess of the Trustee's allocable share of such liability. The Company further agrees that the undertakings made by it in this Agreement shall be binding on its successors or assigns and shall survive termination, amendment or restatement of this Agreement, or the resignation or removal of the Trustee.

Section 30. Invalid Provisions. If any paragraph, section, sentence, clause or phrase contained in this Agreement shall become illegal, null, or void, or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be incapable of being construed or limited in a manner to make it enforceable, or is otherwise held by such court to be illegal, null, or void, or against public policy, the remaining provisions of this Agreement shall not be affected thereby.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                                CRANE CO.

                                          By:   /s/ Gil A. Dickoff
                                                ------------------
                                                Gil A. Dickoff - Treasurer:

                                          Date: October 15, 1999

Attest:

/s/ Richard A Dubois

Richard A. Dubois - Director, Employee Benefits

                                                PRUDENTIAL TRUST COMPANY


                                          By:   /s/ Michael Williamson

                                                Vice-President

Attest:


Title:

     Exhibit 23.1

     INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-22700 of Crane Co. on Form S-8 of our report dated June 20, 2000 appearing in this Annual Report on Form 11-K of the Amended and Restated Crane Co. Savings and Investment Plan for the year ended December 30, 1999.

     /s/ Deloitte & Touche LLP





     Stamford, Connecticut
     June 28, 2000